AcuRx, Inc
1608 West 2225 South
Woods Cross, UT 84087
(801) 295-3400

December 3, 2008

VIA EDGAR

Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: AcuRx, Inc.
        Registration Statement on Form 10 (File No. 0-53097), filed October 14, 2008
        Application for Withdrawal

Ladies and Gentlemen:
        AcuRx, Inc., a Delaware corporation (the "Company"), respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the immediate withdrawal of its Registration Statement on Form 10 (File No. 0-53097) and all amendments and exhibits thereto (the "Registration Statement"). This request is made on the grounds that the Company will be unable to respond to the Commission's comments and provide updated financial statements in time for proper review. No securities have been or will be sold under or using the Registration Statement or the related prospectus.
        The Company appreciates the Commission's assistance. If you have any questions, please contact Daniel Drummond at (858) 756-0369.
Respectfully submitted,

AcuRx, Inc.

By: /s/ Daniel Drummond
        Name: Daniel Drummond
        Title: President and Chief Executive Officer